SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from ____________ to _____________.

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

AND FOR THE YEAR ENDED

DECEMBER 31, 2018

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2018

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA EQUITABLE 401(k) PLAN

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2018.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the AXA Equitable 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AXA Equitable 401(k) Plan (the “Plan”) as of December 31, 2018 and December 31, 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

June 27, 2019

We have served as the Plan’s auditor since 2007.

AXA EQUITABLE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
Assets
Investments, at fair value (Notes 3 and 4)	$1,420,460,129	$1,611,807,024
Investments, in fully benefit-responsive Investment Contracts, at contract value (Note 5)	465,579,995	493,617,218

Total Investments	1,886,040,124	2,105,424,242

Receivables
Employer contributions	10,320,690	6,847,469
Notes receivable from participants (Note 1)	22,436,798	24,772,281
Other receivables	6,522	8,865

Total receivables	32,764,010	31,628,615

Total assets	1,918,804,134	2,137,052,857

Liabilities
Accrued expenses and Operating Payables	358,992	392,186
Other Liabilities	123,397	131,782
Amounts pending purchase	10,780,592	6,801,662

Total liabilities	11,262,981	7,325,630

Net assets available for benefits	$1,907,541,153	$2,129,727,227

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

Year Ended December 31, 2018
Additions
Investment income/(loss)
Net depreciation in fair value of investments (Note 3)	$(128,948,700)
Interest	10,357,740
Dividends	9,814,189

Net investment loss	(108,776,771)

Interest income on notes receivable from participants	1,234,493

Contributions
Participant	69,461,562
Employer	34,222,325

Total contributions	103,683,887

Net deductions	(3,858,391)

Deductions
Benefits paid to participants	151,037,958
Administrative expenses, net of forfeitures	5,271,115

Total deductions	156,309,073

Net decrease prior to transfer to unaffiliated plan	(160,167,463)
Transfer to other unaffiliated plan	(62,018,611)

Net decrease	(222,186,074)
Net assets available for benefits
Beginning of year	2,129,727,227

End of year	$1,907,541,153

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the custodian, trustee and disbursement agent of the Plan, and Fidelity Trust Company (“Fidelity”) serves as the legal custodian for the fixed income investments.

Plan Expenses and Administration

The Plan has an administrative agreement with Alight, effective March 21, 2011, as amended from time to time for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 6).

Plan Amendment

The following represents the material amendments made to the Plan for the 2018 Plan year:

The Plan was amended effective September 5, 2018 to permit the Chief Human Resource Officer to appoint Committee members to be responsible for reviewing investment guidelines, monitoring asset managers, selecting asset allocations and investment options for the Plan, and delegating such responsibility as deemed appropriate.

As a consequence of the stock sale of AXA Equitable Holdings in May of 2018, certain participating employers that were participating in the AXA Equitable 401(k) Plan were no longer part of a controlled group with AXA Equitable Life Insurance Company and were no longer able to actively contribute to the AXA Equitable 401(k) Plan. Accordingly, those participating employers ceased participation in the AXA Equitable 401(k) Plan effective March 31, 2018. The Plan assets of $62,018,611 associated with those related employers whose participation ceased were transferred to an unaffiliated successor defined contribution plan on September 18, 2018.

The Plan was also amended effective December 21, 2018, to update the list of participating employers to reflect cessation of participants by certain related employers of the AXA Investment Managers, AXA Technology Services America, AXA Liabilities Managers, AXA Art Insurance Corporation, Fine Art Service International, AXA Insurance Company, AXA Art America’s Corporation, and AXA Strategic Ventures Corporation.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN (continued)

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. The Plan has an automatic participation feature with a 30-day opt-out option. Eligible new hires who do not opt out, are automatically deemed to have elected a 5% before-tax contribution rate, which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 10% deferral percentage or elects out of the automatic increase program. New hires can opt-out, or change their contribution rate or investment options at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($18,500 for 2018).

The maximum after-tax contribution is $10,000 (prior to January 1, 2014, $25,000) or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants and up to $10,000 per Plan year), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 95% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $6,000 for 2018 (The catch up contribution limit is $1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $24,500 for 2018. Total maximum contribution for all contributions is the amount of $55,000 for 2018 for 401(k) and for Puerto Rico Plan participants. Puerto Rico Plan participants are subjected to a $18,500 annual elective deferral limit and an age 50+ catch up contribution limit of $1,500 ($1,500 for 2018), for a total elective contribution limit of $20,000 for Puerto Rican participants.

Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

For purposes of the Plan, compensation (i) does not include deferred earnings at the time earned but includes them at time of receipt so long as the participant is still in service with the Company or its participating affiliates and their affiliates or subsidiaries and (ii) does not include non-benefits eligible compensation. In addition, effective January 1, 2014, for purposes of computing Company Contributions (“Company Contribution”), compensation shall exclude any distributions of deferred earnings including the earnings and losses thereon received by a participant which are attributable to his or her elective deferrals made to the AXA Equitable Post-2004 Variable Deferred Compensation Plan on or after January 1, 2014 solely for the purpose of determining the Company Contributions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN (continued)

Effective February 12, 2012, the Company and certain participating affiliates replaced the 3% matching contribution with a discretionary performance based (prior to February 2016, known as a profit sharing) contribution opportunity of up to 4% compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contributions. For 2018, the Company made a performance based contribution of $10,320,690 in March 2019. For 2017 the Company made a performance based contribution of $6,847,469 in March 2018.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company contribution for all participants except AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc., or effective January 1, 2013, AXA Insurance Company and AXA Art Americas Corporation (collectively “AXA LM”) participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($128,400 in 2018) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit of $275,000 in 2018, provided that such participant meets certain employment conditions.

AXA Investment Managers, S.A.’s subsidiaries: AXA Private Equity US LLC and AXA IM Rose, Inc. or effective January 1, 2014, AXA Real Estate Managers US LLC and AXA Investment Managers Inc. (“AXA IM”) continued to provide a matching contribution which shall be not more than 4% of the applicable participant’s compensation (prior to January 1, 2014, 3%) and did not adopt the new performance based/ profit sharing contribution formula.

AXA LM continues to provide to AXA LM Participants a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Performance based contributions (if any), Company Contributions and matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment alternative designated by the Investment Committee, which is the target allocation fund closest to the individual’s 65th birthday.

The Plan was amended in 2015 to provide that effective January 1, 2015, any service performed for Global Reinsurance Company of America prior to January 1, 2015, will be generally recognized as vesting service.

The Plan was amended in 2015 to allow effective September 25, 2015, the conversion of at least $500 or more of the participant’s eligible vested Plan account balance to a Roth 401(k) account no more than twice a year.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2018, the Plan offered twelve target allocation funds through a group annuity contract, ten mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010. All dividend income granted to participants invested within the common stock are paid to the participants and are not reinvested within the fund.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching contribution/ performance based contribution, company contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Active participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). Participants may have up to two loans outstanding at any time, either two general purpose loans or one residential and one general purpose loan. The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans in good standing ranged from 4.25% to 7.75% and from 4.25% to 8.75% as of December 31, 2018 and 2017, respectively.

Principal and interest is paid over a range of one to five years for general purpose loans and five to fifteen years for residential loans. Participants whose loan is deemed distributed are not permitted to actively participate in the Plan for 6 months from the date of the deemed distribution (Under Section 11.7 of the 401(k) Plan, a 401(k) Plan participant who fails to pay the required loan payments in any month shall have the amount of such loan (plus any accrued interest) deemed to be a distribution under Internal Revenue Code Section 72(p)(1)(A) if the Participant fails to bring the loan current by the end of the following calendar quarter), which means that they will not be able to make employee deferrals or receive matching contributions but will, however, be eligible to receive the performance based contribution (if any) and the Company Contributions. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal forms of benefit are a single sum cash payment or for single individuals is a straight life annuity and for married individuals is a qualified joint and survivor annuity. Additional forms of distribution available for participants include monthly installments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary. Participants may also become eligible for benefit distributions through special circumstances, such as natural disasters, in accordance with IRS guidance. For participants who have MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts the normal form of benefit for single individuals is a straight life annuity and for married individuals is a qualified joint and survivor annuity.

A participant who has separated from service or is disabled (as defined under the Plan) may elect to receive partial lump sum withdrawals from his or her vested account balance.

If a participant were to default, the participant’s account as reflected in Notes Receivable from Participants will be reduced by the unpaid balance of the loan. Upon default, the Plan will also record the defaulted loan balance as a benefit payment to the participant. An individual default will have no effect on the other plan participants’ investment balances.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN (continued)

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Matching contributions, performance based contributions and Company Contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Special vesting rules apply for certain participants. AXA LM participants are fully vested in their retirement program contributions. In addition, the Plan recognizes prior vesting service for certain participants who were employed by AXA Rosenberg Investment Management LLC and its affiliates and Global Reinsurance Company of America prior to being employed by AXA Equitable or its participating employer if they meet certain employment date conditions.

Effective September 30, 2013, participants who were employed by AXA Private Equity U.S. LLC immediately prior to September 30, 2013 and effective October 1, 2013, participants whose employment was transferred to Protective Life Insurance Company pursuant to the corporate transactions contemplated in the Master Agreement by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company, dated as of April 10, 2013, were fully vested in their benefits.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as defined under the Plan), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce Company contributions, matching contributions or performance based contributions (if any). The balance in the forfeiture account totaled $5,695,039 and $4,818,485 at December 31, 2018 and 2017, respectively. During 2018, $2,277,613 from the forfeiture account was used to pay for administrative expenses.

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In August 2018, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) 2018-13: This ASU improves the effectiveness of fair value disclosures in the notes to financial statements. Amendments in this ASU impact the disclosure requirements in Topic 820, including the removal, modification and addition to existing disclosure requirements.

Effective for fiscal years beginning after December 15, 2019. Early adoption is permitted, with the option to early adopt amendments to remove or modify disclosures, with full adoption of additional disclosure requirements delayed until the stated effective date. Amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively. All other amendments should be applied retrospectively.

Management currently is evaluating the impact of the guidance on the Plan’s financial statement disclosures.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. The Plan’s Investment Committee determines the Plan’s valuation policies and procedures utilizing information provided by its investment advisors and trustee. A description of the valuation methodologies used for assets measured at fair value is described in Note 3, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments on sales is determined using specific identification. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net appreciation/ (depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Fully benefit-responsive investment contracts are stated at contract value, which is the relevant measurement attribute for these contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract values, as reported by Fidelity, represent contributions made under the contract, plus earnings, less participant withdrawals, and administrative expense. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

Payment of Benefits

Benefits are recorded when paid.

3.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1

Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3

Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2018 and 2017.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

3.	FAIR VALUE DISCLOSURES (continued)

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities traded in market with no trade volume in last 5 days or restricted trade are considered Level 2.

Mutual funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value, hence there are no redemption restrictions.

Short-term investments

Short-term investments primarily consist of interest bearing cash in a clearing account.

Self-Directed Brokerage Account (“SDBA”)

Part of participant account balances that have been transferred to the brokerage account by the participants, and invested in mutual funds as chosen by the participant.

Collective Trusts

Collective trust funds are stated at fair market based on the collective trust funds fair market value of the underlying investments. Funds with a daily “published” NAV that is used to support transactable activity (purchases/redemptions) even though the price is not in the public domain are classified as Level 2. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to measure of fair value, hence there are no redemption restrictions.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Collective Trusts	$—	$579,467,339	$—	$579,467,339
Common stock:	—	47,821,621	—	47,821,621
Mutual funds:
Index	526,609,700	—	—	526,609,700
Growth	152,548,048	—	—	152,548,048
Fixed income	15,517,484	—	—	15,517,484
Others	59,554,811	—	—	59,554,811
Self Directed Brokerage Account	32,875,436	—	—	32,875,436
Short-term investments	6,065,690	—	—	6,065,690

Total assets	$793,171,169	$627,288,960	$—	$1,420,460,129

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

3.	FAIR VALUE DISCLOSURES (continued)

In 2018, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

Assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets
Collective Trusts	$—	$642,790,412	$—	$642,790,412
Common stock:	—	72,473,358	—	72,473,358
Mutual funds:
Index	608,768,943	—	—	608,768,943
Growth	169,410,315	—	—	169,410,315
Fixed income	4,538,804	—	—	4,538,804
Others	75,007,056	—	—	75,007,056
Self Directed Brokerage Account	33,384,737	—	—	33,384,737
Short-term investments	5,433,399	—	—	5,433,399

Total assets	$896,543,254	$715,263,770	$—	$1,611,807,024

In 2017, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

4.	PLAN SPONSOR STOCK ACCOUNT

Information about the net assets and the significant components of the changes in net assets relating to the Plan Sponsor Stock investments is as follows:

	December 31,
	2018	2017
Net assets
Common stock	$47,821,621	$72,473,358

Changes in net assets
Net depreciation	(19,085,637)
Benefits paid to participants	(2,333,282)
Net transfers to participant-directed investments	(3,232,818)

Total	$(24,651,737)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into fully benefit-responsive synthetic Guaranteed Investment Contracts (“GICs”) with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance those future adjustments to the crediting rate cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered Investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the issuer which can result in terminations in the event of default by the Plan or the issuer. An issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the issuer, the terminating issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the issuer. Instances where the issuer may be in default, include but are not limited to, the following: issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the issuer wherein the successor issuer does not satisfy the investment or credit guidelines applicable to the issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of issuers, but there is no guarantee as to the financial condition of an issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of issuers.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

The average yield for the Synthetic GICs based on actual earnings was 2.62% and 2.24% in 2018 and 2017, respectively. The average yield for Synthetic GICs based on the interest rate credited to participants was 2.28% and 1.94% in 2018 and 2017, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all related participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).

However, the Synthetic GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for participants’ contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•

Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

The Synthetic GICs are summarized as follows:

	December 31,
	2018	2017
Synthetic GICs at contract value
JP Morgan Chase, #AXA-2-07	$99,287,139	$102,995,646
State St Bk & Tr Co Boston, #107007	56,892,166	82,157,686
Prudential Ins Co America, #63048	101,862,937	108,628,546
American General Life, #931942	61,265,967	65,335,173
Nationwide Life ins Co	55,112,779	58,773,300
Transamerica Premier Life	71,010,443	75,726,867
Lincoln National Life	20,148,564	—

Total Guaranteed Investment Contracts	$465,579,995	$493,617,218

6.	RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Alight is the record keeper and Northern Trust is the custodian trustee and disbursement agent of the Plan. Fidelity is the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by Funds Management Group, LLC and AllianceBernstein L.P., parties-in-interest. Both, Funds Management Group, LLC and AllianceBernstein L.P. are affiliates of AXA Equitable. Administrative service fees paid by the Plan directly to Funds Management Group, LLC were determined by the expense ratios of 0.95, 0.68 and 1.08 for the funds, EQ/MFS International K, EQ/AllianceBernstein Small Cap Growth and 1290 VT GAMCO Small Company Value K, respectively. Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Fund Management Group LLC, Alight, Fidelity, and Northern Trust were $459,799, $62,771, $1,025,333, $189,110 and $297,905 respectively, during the year ended December 31, 2018.

The Plan incurred expenses in the amount of $2,047,077, including $232,298 and $181,988 of accrued expenses at December 31, 2018 and 2017, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also holds common stock issued by AXA, S.A., the parent of AXA Equitable as of December 31, 2018, which are evidenced by American Depository Receipts (“ADRs”). The AXA, S.A. ADRs held by participants were valued at $47,821,621 and $72,473,358 at December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, the Plan received sales proceeds totaling $5,566,100 of AXA, S.A. ADRs. The Plan received $2,929,271 in dividend income during the year ended December 31, 2018 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties and parties-in-interest are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, the Participants would become 100% vested and assets will be distributed to participants in accordance with the provisions of the Plan.

8.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter dated January 19, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Code. Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter from the Puerto Rican Hacienda was received on October 25, 2013. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements and does not expect this position to change within the next twelve months. The Plan is subject to routine audits by various federal, state, and local tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2018 and 2017, respectively:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$1,907,541,153	$2,129,727,227

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,040,658)	(17,909)

Net assets available for benefits per the Form 5500	$1,902,500,496	$2,129,709,318

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2018:

Net investment loss per the financial statements	$(108,776,771)

Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,022,749)

Investment loss per the Form 5500	$(113,799,520)

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

On September 5, 2014, Paul John Malagoli, a participant in the Plan and AXA Equitable Retirement Plan, filed a complaint in the United States District Court for the Southern District Court of New York,. Mr. Malagoli alleges that AXA Equitable breached its fiduciary duty by not including commissions, fees and additional compensation for determination of his benefits under the Plans. On October 20, 2015, Mr. Malagoli filed a Second Amended Complaint, naming the Officers Committee on Benefit Plans and the individuals of the fiduciary committees as defendants. On March 24, 2016, the court granted AXA’s motion to transfer venue to New Jersey based on the forum selection clause contained in the Plans. On March 18, 2017, the Court issued a notice of call for dismissal for lack of prosecution. Malagoli’s attorney submitted an affidavit that, due to recent medical issues, he has been unable to prosecute the case. The Court withdrew the notice of dismissal and scheduled a settlement conference for the end of August 2017. In May 2018, the parties appeared telephonically before the D.N.J. Magistrate Judge to address plaintiff’s motion to compel further responses to discovery requests. The Court did not rule on the motion and instead instructed the parties to submit letter-briefs addressing the appropriateness of plaintiff’s discovery requests, as well as whether the Company should be permitted to file a motion for summary judgment prior to completion of discovery. The cross-letter briefs were submitted June 1, 2018. In October 2018, letters testamentary were issued and a settlement agreement was entered into as of December 2018 with the estate representative. The settlement agreement did not have any impact on Plan activity.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

11.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date the financial statements were available to be issued and has noted such events above. Effective January 1, 2019, the Plan was amended to include a matching contribution equal to 100% of the first 3% of participant contributions made on a before-tax or Roth basis.

On March 25, 2019, AXA completed a follow-on secondary offering of 46 million shares of common stock of Equitable Holdings and the sale to Equitable Holdings of 30 million shares of common stock of Equitable Holdings. Following the completion of this secondary offering and share buyback by Equitable Holdings, AXA owns 48.3% of the shares of common stock of Equitable Holdings. As a result, Equitable Holdings is no longer a majority owned subsidiary of AXA.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	ALLY MASTER OWNER TR 2.70% 01/23	01/17/2023, 2.70%, $960,000	**	$953,857
***	ALLY MASTER OWNER TR 2017-3 A2 2.04% 06/22	06/15/2022, 2.04%, $739,000	**	729,092
***	ALLY MASTER OWNER TR 2018-2 A 3.29% 05/23	05/15/2023, 3.29%, $1,220,000	**	1,228,775
***	AMERICAN EXPRESS CR ACC MST TR 2.04% 05/23	05/15/2023, 2.04%, $845,000	**	832,736
***	AMERICAN EXPRESS CR ACCT MS TR 2017-3 A 1.77% 11/22	11/15/2022, 1.77%, $1,050,000	**	1,035,803
***	AMXCA 2017-1 A 1.93% 09/22	09/15/2022, 1.93%, $1,437,000	**	1,421,237
***	AMXCA 2018-4 A 2.99% 12/23	12/15/2023, 2.99%, $971,000	**	974,838
***	BA CR CARD TR 2.70% 07/23	07/17/2023, 2.70%, $1,208,000	**	1,205,112
***	BA CR CARD TR 2017-A2 A2 1.84% 01/23	01/17/2023, 1.84%, $1,179,000	**	1,158,858
***	BA CR CARD TR 2018-A2 A2 3.00% 09/23	09/15/2023, 3.00%, $980,000	**	984,076
***	BACCT 2017 A1 A1 1.95% 08/22	08/15/2022, 1.95%, $1,297,000	**	1,282,644
***	BMWLT 2017-2 A3 2.07% 10/20	10/20/2020, 2.07%, $499,000	**	495,608
***	CANADIAN PACER AUTO RECEIVABLES TRUST 2017-1A A3 2.05% 03/21	03/19/2021, 2.05%, $597,000	**	593,277
***	CANADIAN PACER AUTO RECEIVABLES TRUST 2018-2A A3 3.27% 12/22	12/19/2022, 3.27%, $737,000	**	743,399
***	CAPITAL ONE MULTI-ASST EXEC TR 2017-A4 A4 1.99% 07/23	07/17/2023, 1.99%, $1,025,000	**	1,009,880
***	CAPITAL ONE MULTI-ASST EXEC TR 2018-A1 A1 3.01% 02/24	02/15/2024, 3.01%, $646,000	**	650,277
***	CARMAX AUTO OWNER TR 2018-4 3.36% 09/23	09/15/2023, 3.36%, $597,000	**	601,981
***	CARMAX AUTO OWNER TRUST 2016-4 1.40% 08/21	08/15/2021, 1.40%, $691,590	**	683,989
***	CARMAX AUTO OWNER TRUST 2017-4 2.11% 10/22	10/17/2022, 2.11%, $422,000	**	418,072
***	CARMX 2015-3 A3 1.63% 05/20	05/15/2020, 1.63%, $47,100	**	47,076
***	CARMX 2017-3 A3 1.97% 04/22	04/15/2022, 1.97%, $402,000	**	397,963
***	CARMX 2018-2 A3 2.98% 01/23	01/17/2023, 2.98%, $531,000	**	534,798
***	CCCIT 2017-A8 A8 1.86% 08/22	08/08/2022, 1.86%, $1,100,000	**	1,090,259
***	CCCIT 2018-A1 A1 2.49% 01/23	01/20/2023, 2.49%, $1,217,000	**	1,220,739
***	CHAIT 2016-A2 A 1.37% 06/21	06/15/2021, 1.37%, $1,294,000	**	1,285,057
***	CHAIT 2016-A5 A5 1.27% 07/21	07/15/2021, 1.27%, $1,330,000	**	1,319,093
***	CITIBANK CR CARD ISSUANCE TR 2016-A1 A1 1.75% 11/21	11/19/2021, 1.75%, $1,306,000	**	1,294,808
***	CITIBANK CR CARD ISSUANCE TR 2017-A3 A3 1.92% 04/22	04/07/2022, 1.92%, $1,168,000	**	1,158,335
***	CITIBANK CREDIT CRD MSTR TR 2017-A9 A9 1.80% 09/21	09/20/2021, 1.80%, $1,034,000	**	1,030,883
***	CNH EQUIP TR 2018-A 3.12% 07/23	07/17/2023, 3.12%, $888,000	**	891,823
***	COMET 2015-A2 A2 2.08% 03/23	03/15/2023, 2.08%, $290,000	**	286,785
***	COMET 2015-A8 A8 2.05% 08/23	08/15/2023, 2.05%, $714,000	**	704,131
***	COMET 2016-A3 A3 1.34% 04/22	04/15/2022, 1.34%, $575,000	**	570,916

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)
***	COMET 2016-A4 A4 1.33% 06/22	06/15/2022, 1.33%, $1,053,000	**	$1,042,981
***	COMET 2017-A1 A1 2.00% 01/23	01/17/2023, 2.00%, $1,051,000	**	1,040,379
***	CPART 2018-1A A3 3.00% 11/21 144A	11/19/2021, 3.00%, $820,000	**	820,854
***	CSAIL 17-CX9 A2 3.05% 09/50	09/15/2050, 3.05%, $790,000	**	786,358
***	CSAIL 2015-C2 ASB 3.22% 06/57	06/15/2057, 3.22%, $273,000	**	272,857
***	DCENT 2015-A2 A 1.90% 10/22	10/17/2022, 1.90%, $1,327,000	**	1,309,831
***	DCENT 2016-A3 A3 1.85% 10/23	10/16/2023, 1.85%, $732,000	**	717,789
***	DCENT 2016-A4 A4 1.39% 3/22	03/15/2022, 1.39%, $1,060,000	**	1,048,960
***	DELL EQUIPMENT FINANCE TRUST 2018-1 A3 3.18% 06/23	06/22/2023, 3.18%, $304,000	**	304,340
***	DELL EQUIPMENT FINANCE TRUST 2018-2 A3 3.37% 10/23	10/22/2023, 3.37%, $410,000	**	412,146
***	DISCOVER CARD EXECUTION NOTE 2017-A6 A6 1.88% 02/23	02/15/2023, 1.88%, $787,000	**	774,922
***	DISCOVER CARD EXECUTION NT TR 2018-A5 A5 3.32% 03/24	03/15/2024, 3.32%, $1,180,000	**	1,196,111
***	FITAT 2017-1 A3 1.80% 02/22	02/15/2022, 1.80%, $637,000	**	630,570
***	FORD CR FLOORPLN MAST OWN TR A 2017-2 A1 2.16% 09/22	09/15/2022, 2.16%, $1,028,000	**	1,013,752
***	FORD CREDIT AUTO OWNER TRUST 16-1 A 2.31% 08/27	08/15/2027, 2.31%, $1,395,000	**	1,377,418
***	FORD CREDIT AUTO OWNER TRUST 2016-B A3 1.33% 10/20	10/15/2020, 1.33%, $259,807	**	258,769
***	FORD CREDIT FLOORPLAN MASTER 2018-1 A1 2.95% 05/23	05/15/2023, 2.95%, $1,000,000	**	998,623
***	FORDF 2016-1 A1 1.76% 02/21	02/15/2021, 1.76%, $981,000	**	979,903
***	FORDF 2016-3 A1 1.55% 07/21	07/15/2021, 1.55%, $998,000	**	990,958
***	FORDO 2016-A A3 1.39% 07/20	07/15/2020, 1.39%, $190,662	**	190,261
***	FORDO 2017-A A3 1.67% 06/21	06/15/2021, 1.67%, $845,358	**	839,542
***	FORDO 2018-A A3 3.03% 11/22	11/15/2022, 3.03%, $964,000	**	965,747
***	FORDR 2014-2 A 2.31% 04/26 144A	04/15/2026, 2.31%, $571,000	**	567,580
***	FORDR 2015-2 A 2.44% 01/27	01/15/2027, 2.44%, $544,000	**	540,019
***	GFORT 2015 -1 A1 1.96% 05/21 144A	05/17/2021, 1.96%, $780,000	**	777,101
***	GFORT 2017-1 A1 2.22% 01/22 144A	01/18/2022, 2.22%, $826,000	**	819,553
***	GM FINANCIAL AUTOMOBILE LEASING TRUST 2018-2 A3 3.06% 06/21	06/21/2021, 3.06%, $531,000	**	530,699
***	GMCAR 2018-1A A3 2.32% 07/22	07/18/2022, 2.32%, $448,000	**	443,819
***	GMF FLOORPLAN OWNER REVOLVING TR 3.13% 03/23	03/15/2023, 3.13%, $934,000	**	935,386
***	HART 2015-C A3 1.46% 02/20	02/18/2020, 1.46%, $19,331	**	19,331
***	HART 2016-A A3 1.56% 09/20	09/15/2020, 1.56%, $138,674	**	138,249
***	HART 2016-B A3 1.29% 04/21	04/15/2021, 1.29%, $821,542	**	814,047
***	HFMOT 2016-1A A2 1.81% 03/21	03/15/2021, 1.81%, $557,000	**	555,180
***	HONDA AUTO RECEIVABLES 2017-1 OWNER TR 1.72% 07/21	07/21/2021, 1.72%, $762,416	**	756,225

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)
***	HUNTINGTON AUTO TR 2016-1 1.59% 11/20	11/16/2020, 1.59%, $215,750	**	$214,984
***	HYUNDAI AUTO LEASE SECURITIZATION TR 2018-A A3 2.79% 07/22	07/15/2022, 2.79%, $620,000	**	620,273
***	KUBOTA CR OWNER TR 2018-1A A3 3.10% 08/22 144A	08/15/2022, 3.10%, $1,229,000	**	1,236,714
***	NAROT 2016-B A3 1.32% 01/21	01/15/2021, 1.32%, $314,289	**	311,961
***	NAROT 2017-A A3 1.74% 08/21	08/16/2021, 1.74%, $1,051,000	**	1,042,035
***	NISSAN MASTER OWNER TR RECEIVA 1.54% 06/21	06/15/2021, 1.54%, $563,000	**	559,619
***	SANTANDER RETAIL AUTO LEASE TR 2017-A A3 2.22% 01/21	01/20/2021, 2.22%, $999,000	**	991,450
***	SANTANDER RETAIL AUTO LEASE TRUST 2018-A 2.93% 05/21	05/20/2021, 2.93%, $824,000	**	823,700
***	SECURITIZED TERM AUTO RECEIVABLES TRUST 2017-2 2A 2.04% 04/21	04/26/2021, 2.04%, $616,000	**	609,624
***	SECURITIZED TERM AUTO RECEIVABLES TRUST 2018-2A A3 3.33% 08/22	08/25/2022, 3.33%, $1,171,000	**	1,180,765
***	SSTRT 17-1A A3 1.89% 08/20 144A	08/25/2020, 1.89%, $518,734	**	516,269
***	SSTRT 2016-1A A3 1.52% 03/20 144A	03/25/2020, 1.52%, $145,373	**	144,938
***	SYNCHRONY CR CARD MASTER NT TR 2.37% 03/23	03/15/2023, 2.37%, $1,035,000	**	1,027,913
***	TOYOTA AUTO RECEIVABLES 2018-B A3 OWNER TRUST 2.96% 09/22	09/15/2022, 2.96%, $946,000	**	947,473
***	USAA AUTO OWNER TRUST 17-1 A3 1.70% 05/21	05/17/2021, 1.70%, $353,000	**	350,655
***	VERIZON OWNER TR 2016-2 1.68% 05/21 144A	05/20/2021, 1.68%, $957,901	**	952,925
***	VERIZON OWNER TR 2017-3A A1A 2.06% 04/22 144A	04/20/2022, 2.06%, $1,040,000	**	1,028,149
***	VERIZON OWNER TRUST 16-1A A 1.42% 01/21	01/20/2021, 1.42%, $461,835	**	459,774
***	VERIZON OWNER TRUST 2017-2A A 1.92% 12/21 144	12/20/2021, 1.92%, $599,000	**	593,220
***	VERIZON OWNER TRUST 2018-A A1A 3.23% 04/23	04/20/2023, 3.23%, $1,164,000	**	1,172,287
***	VOLKSWAGEN AUTO LN ENHANCED TR 2018-1 A3 3.32% 11/22	11/21/2022, 3.02%, $580,000	**	580,643
***	WOART 2016-A A3 1.77% 09/21	09/15/2021, 1.77%, $426,211	**	423,494

	Total Bonds Asset Backed			69,495,302

	Commercial mortgage-backed bonds
***	BMARK 2018-B2 A2 3.66% 02/51	02/15/2051, 3.66%, $1,030,000	**	1,047,151
***	BMARK 2018-B7 A2 4.38% 05/53	05/15/2053, 4.38%, $575,000	**	603,718
***	BMARK 2018-B8 A2 4.15% 01/52	01/15/2052, 4.15%, $663,000	**	689,806
***	CGCMT 13-GC11 A4 3.09% 04/46	04/10/2046, 3.09%, $136,000	**	135,371
***	CGCMT 13-GC15 A4 4.37% 09/46	09/10/2046, 4.37%, $350,000	**	366,764

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Commercial mortgage-backed bonds (continued)
***	CGCMT 13-GC17 A4 4.13% 11/46	11/10/2046, 4.13%, $452,000	**	$469,380
***	CGCMT 16-GC36 AAB 3.37% 02/49	02/10/2049, 3.37%, $511,000	**	514,013
***	CGCMT 2012-GC8 A4 3.02% 09/45	09/10/2045, 3.02%, $519,000	**	518,045
***	CGCMT 2014-GC23 A3 3.36% 07/47	07/10/2047, 3.36%, $919,000	**	921,706
***	CGCMT 2015-GC29 A2 2.67% 04/48	04/10/2048, 2.67%, $866,517	**	864,040
***	CGCMT 2017-P7 A2 3.21% 04/50	04/14/2050, 3.21%, $475,000	**	477,905
***	COMM 15-CR23 ASB 3.26% 05/48	05/10/2048, 3.26%, $401,000	**	403,572
***	COMM 15-CR26 ASB 3.37% 10/48	10/10/2048, 3.37%, $273,000	**	275,954
***	COMM 2010-C1 A3 4.21% 07/46	07/10/2046, 4.21%, $1,656,005	**	1,682,223
***	COMM 2012-CR2 A3 2.84% 08/45	08/15/2045, 2.84%, $1,237,000	**	1,224,845
***	COMM 2012-CR3 A3 2.82% 10/45	10/15/2045, 2.82%, $522,452	**	515,106
***	COMM 2012-CR3 ASB 2.37% 11/45	10/15/2045, 2.37%, $534,568	**	529,392
***	COMM 2012-LC4 A4 3.29% 12/44	12/10/2044, 3.29%, $1,118,017	**	1,121,020
***	COMM 2013-CR6 A4 3.10% 03/46	03/10/2046, 3.10%, $604,000	**	602,171
***	COMM 2013-CR7 A4 3.21% 03/46	03/10/2046, 3.21%, $794,252	**	795,516
***	COMM 2013-CR8 A5 3.61% 06/46	06/10/2046, 3.61%, $364,000	**	369,777
***	COMM 2014-CR18 A2 2.92% 07/47	07/15/2047, 2.92%, $505,559	**	505,633
***	COMM 2015-CR22 A2 2.86% 03/48	03/10/2048, 2.86%, $362,000	**	361,805
***	COMM 2015-CR22 ASB 3.14% 03/48	03/10/2048, 3.14%, $381,000	**	381,868
***	DBUBS 2011-LC2A A4 4.54% 07/44	07/10/2044, 4.54%, $906,931	**	935,866
***	FHR 2015-4472 WL 3.00% 05/45	05/15/2045, 3.00%, $625,169	**	625,707
***	FHR 4656 PA 3.50% 10/45	10/15/2045, 3.50%, $1,179,171	**	1,202,047
***	FHR 4683 EA 2.50% 05/47	05/15/2047, 2.50%, $1,358,456	**	1,330,158
***	FNR 2000-32 FM IML+450 2.93% 10/30	10/18/2030, 2.93%, $1,298	**	1,305
***	FNR 2000-34 F 1ML+45 2.94% 10/30	10/25/2030, 2.94%, $3,973	**	3,993
***	FNR 2011-26 PA 4.50% 04/41	04/25/2041, 4.50%, $433,904	**	455,100
***	FNR 2013-16 GP 3.00% 03/33	03/25/2033, 3.00%, $1,238,584	**	1,240,599
***	FNR 2014-83 P 3.00% 06/43	06/25/2043, 3.00%, $782,216	**	781,393
***	FNR 2015-28 JE 3.00% 05/45	05/25/2045, 3.00%, $1,082,870	**	1,078,793
***	FNR 2015-28 P 2.50% 05/45	05/25/2045, 2.50%, $1,577,347	**	1,544,874
***	FNR 2015-32 PA 3.00% 04/44	04/25/2044, 3.00%, $612,192	**	611,612
***	FNR 2015-42 LE 3.00% 06/45	06/25/2045, 3.00%, $921,496	**	916,718
***	FNR 2015-49 LE 3.00% 07/45	07/25/2045, 3.00%, $677,561	**	677,630
***	FNR 2015-54 GA 2.50% 07/45	07/25/2045, 2.50%, $817,172	**	804,121
***	FNR 2016-100 P 3.50% 11/44	11/25/2044, 3.50%, $1,459,991	**	1,481,224
***	FNR 2016-105 PA 3.50% 04/45	04/25/2045, 3.50%, $956,333	**	973,502
***	FNR 2016-19 AH 3.00% 04/46	04/25/2046, 3.00%, $696,960	**	697,207
***	FNR 2016-26 CG 3.00% 05/46	05/25/2046, 3.00%, $1,796,373	**	1,792,260
***	FNR 2016-27 HK 3.00% 01/41	01/25/2041, 3.00%, $907,977	**	903,815
***	FNR 2016-27 KG 3.00% 01/40	01/25/2040, 3.00%, $446,949	**	446,466
***	FNR 2016-34 GH 3.00% 06/46	06/25/2046, 3.00%, $1,764,640	**	1,758,081

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Commercial mortgage-backed bonds (continued)
***	FNR 2016-37 BK 3.00% 06/46	06/25/2046, 3.00%, $1,867,126	**	$1,862,967
***	FNR 2017-11 HA 3.50% 12/45	12/25/2045, 3.50%, $1,519,936	**	1,546,838
***	FNR 2017-20 AP 3.50% 03/45	03/25/2045, 3.50%, $1,728,784	**	1,759,229
***	FNR 2017-74 PA 3.50% 11/45	11/25/2045, 3.50%, $1,557,881	**	1,586,204
***	FNR 2017-97 P 3.00% 01/47	01/25/2047, 3.00%, $1,036,881	**	1,029,537
***	FSPC T-59 1A3 7.50% 10/43	10/25/2043, 7.50%, $27,277	**	32,264
***	GNR 2000-35 F 1ML+55 3.03% 12/25	12/16/2025, 3.03%, $4,783	**	4,823
***	GSMC 14-GC26 AAB 3.37% 11/47	11/10/2047, 3.37%, $632,000	**	637,910
***	GSMS 14-GC18 AAB 3.65% 01/47	01/10/2047, 3.65%, $141,000	**	142,917
***	GSMS 14-GC20 AAB 3.66% 04/47	04/10/2047, 3.66%, $163,000	**	165,765
***	GSMS 15-GC32 AAB 3.51% 07/48	07/10/2048, 3.51%, $351,000	**	356,085
***	GSMS 2012-GC6 A3 3.48% 01/45	01/10/2045, 3.48%, $534,980	**	542,256
***	GSMS 2012-GCJ9 A3 2.77% 11/45	11/10/2045, 2.77%, $1,300,224	**	1,285,404
***	GSMS 2013-GC10 A4 2.68% 02/46	02/10/2046, 2.68%, $194,002	**	190,408
***	GSMS 2013-GC10 A5 2.94% 02/46	02/10/2046, 2.94%, $1,053,000	**	1,042,372
***	GSMS 2015-GC28 AAB 3.21% 02/48	02/10/2048, 3.21%, $435,000	**	436,744
***	JPMBB 14-C22 ASB 3.50% 09/47	09/15/2047, 3.50%, $439,000	**	442,511
***	JPMCC 13-C10 A5 3.14% 12/47	12/15/2047, 3.14%, $909,000	**	904,550
***	JPMCC 16-JP4 A2 2.98% 12/49	12/15/2049, 2.98%, $613,000	**	608,815
***	JPMCC 2012-C6 A3 3.51% 05/45	05/15/2045, 3.51%, $358,257	**	360,996
***	JPMCC 2012-C8 A3 2.83% 10/45	10/15/2045, 2.83%, $509,822	**	502,116
***	JPMCC 2015-JP1 A2 3.14% 01/49	01/15/2049, 3.14%, $577,000	**	575,836
***	MSBAM 15-C22 ASB 3.04% 4/48	04/15/2048, 3.04%, $241,000	**	240,914
***	MSBAM 2012-C6 A4 2.86% 11/45	11/15/2045, 2.86%, $1,025,282	**	1,013,081
***	MSBAM 2013-C11 A4 CSTR 4.17% 08/46	08/15/2046, 4.17%, $277,000	**	289,531
***	MSBAM 2013-C7 A4 2.92% 02/46	02/15/2046, 2.92%, $755,000	**	746,186
***	MSBAM 2013-C8 A4 3.13% 12/48	12/15/2048, 3.13%, $859,000	**	855,875
***	MSBAM 2014-C16 ASB 3.48% 06/47	06/15/2047, 3.48%, $577,000	**	581,915
***	MSBAM 2014-C17 ASB 3.48% 08/47	08/15/2047, 3.48%, $724,000	**	732,109
***	MSBAM 2015-C21 ASB 3.15% 03/48	03/15/2048, 3.15%, $142,000	**	141,539
***	MSC 2011-C2 A4 4.66% 06/44	06/15/2044, 4.66%, $806,000	**	835,323
***	UBSBB 2012-C2 A4 3.53% 05/63	05/10/2063, 3.53%, $541,000	**	548,531
***	WFCM 2012-LC5 A3 2.92% 10/45	10/15/2045, 2.92%, $1,148,167	**	1,138,721
***	WFCM 2013-LC12 A1 1.68% 07/46	07/15/2046, 1.68%, $60,726	**	60,733
***	WFCM 2015-C27 ASB 3.28% 02/48	02/15/2048, 3.28%, $593,000	**	597,656
***	WFCM 2016-C34 A2 2.60% 06/49	06/15/2049, 2.60%, $581,000	**	572,568
***	WFCM 2016-C37 A2 3.10% 12/49	12/15/2049, 3.10%, $431,000	**	431,250
***	WFCM 2016-LC25 1.80% 12/59	12/15/2059, 1.80%, $134,848	**	133,624
***	WFRBS 13-C12 ASB 2.84% 03/48	03/15/2048, 2.84%, $94,779	**	94,230
***	WFRBS 13-C16 ASB 3.96% 09/46	09/15/2046, 3.96%, $221,358	**	225,816
***	WFRBS 14-C20 ASB 3.64% 05/47	05/15/2047, 3.64%, $280,000	**	284,796

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Commercial mortgage-backed bonds (continued)
***	WFRBS 14-C23 ASB 3.64% 10/57	10/15/2057, 3.64%, $333,000	**	$339,900
***	WFRBS 2011-C3 A4 4.38% 03/44	03/15/2044, 4.38%, $702,000	**	718,245
***	WFRBS 2012-C7 A2 3.43% 06/45	06/15/2045, 3.43%, $448,000	**	451,591
***	WFRBS 2012-C9 A3 2.87% 11/45	11/15/2045, 2.87%, $706,999	**	703,036
***	WFRBS 2013-C11 A5 3.07% 03/45	03/15/2045, 3.07%, $1,119,000	**	1,113,504
***	WFRBS 2013-C12 A4 3.20% 03/48	03/15/2048, 3.20%, $266,000	**	265,646
***	WFRBS 2013-C14 A5 3.34% 06/46	06/15/2046, 3.34%, $1,024,000	**	1,028,648
***	WFRBS 2013-C16 A5 4.42% 09/46	09/15/2046, 4.42%, $559,000	**	587,485
***	WFRBS 2014-C22 ASB 3.46% 09/57	09/15/2057, 3.46%, $1,042,000	**	1,056,804

	Total commercial mortgage-backed bonds			67,445,056

	Corporate bonds
***	ABBOTT LABORATORIES	11/30/2021, 2.90%, $330,000	**	327,543
***	ABBVIE INC	05/14/2020, 2.50%, $660,000	**	655,795
***	ACE INA HOLDINGS INC	11/03/2020, 2.30%, $350,000	**	346,293
***	ACTAVIS FUNDING	03/12/2020, 3.00%, $957,000	**	961,881
***	AERCAP IRELAND	07/03/2023, 4.13%, $371,000	**	369,174
***	AIG INTL GRP	06/01/2022, 4.88%, $406,000	**	422,864
***	AIR LEASE CORP	03/01/2021, 2.50%, $561,000	**	551,554
***	AIR LEASE CORP	07/01/2022, 2.63%, $705,000	**	677,492
***	AMERICAN EXPRESS	05/05/2021, 2.25%, $1,000,000	**	982,062
***	AMERICAN EXPRESS	02/15/2024, 3.06%, $969,000	**	973,791
***	AMERICAN HONDA	09/09/2021, 1.70%, $763,000	**	737,521
***	AMERICAN INTERNATIONAL GRP INC	03/01/2021, 3.30%, $267,000	**	269,022
***	AMGEN INC	05/01/2020, 2.13%, $571,000	**	565,334
***	AMPHENOL CORPORATION	04/01/2024, 3.20%, $178,000	**	174,008
***	ANHUESER-BUSCH	02/01/2021, 2.65%, $489,000	**	486,040
***	ANHUESER-BUSCH	02/01/2023, 3.30%, $1,000,000	**	987,413
***	ANTHEM INC	12/01/2022, 2.95%, $676,000	**	660,886
***	AT&T INC	06/30/2020, 2.45%, $970,000	**	957,292
***	AT&T INC	02/17/2021, 2.80%, $500,000	**	498,719
***	AUTOZONE	07/15/2023, 3.13%, $675,000	**	665,282
***	AVALONBAY COMM	10/01/2020, 3.63%, $266,000	**	269,895
***	BAE SYSTEMS	12/15/2020, 2.85%, $1,000,000	**	987,895
***	BANK AMER FDG CORP	04/21/2020, 2.25%, $750,000	**	745,163
***	BANK NOVA SCOTIA	07/21/2021, 2.80%, $830,000	**	833,118
***	BANK OF AMERICA CORPORATION	04/19/2021, 2.63%, $1,000,000	**	991,613
***	BANK OF AMERICA CORPORATION	12/20/2023, 3.00%, $1,547,000	**	1,503,335
***	BANK OF AMERICA CORPORATION	07/23/2024, 3.86%, $1,500,000	**	1,521,772
***	BANK OF THE WEST AUTO TRUST	12/15/2022, 3.43%, $486,000	**	489,790

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	BANK TOKYO-MSB	03/05/2020, 2.30%, $530,000	**	$528,838
***	BARCLAYS BANK	01/11/2021, 2.65%, $1,000,000	**	991,610
***	BARCLAYS BANK PLC	05/16/2024, 4.34%, $750,000	**	733,209
***	BARCLAYS PLC	06/08/2020, 2.88%, $520,000	**	511,321
***	BARCLAYS PLC	01/12/2021, 3.25%, $579,000	**	575,847
***	BAT INTL FIN	06/15/2020, 2.75%, $1,040,000	**	1,022,983
***	BAT INTL FIN	06/15/2022, 3.50%, $780,000	**	764,318
***	BERKSHIRE HATHAWAY ENERGY COMPANY	01/15/2023, 2.80%, $1,068,000	**	1,057,958
***	BERKSHIRE HATHAWAY INC DEL	03/15/2021, 2.20%, $387,000	**	384,418
***	BMW FLOORPLAN MASTER OWNER	05/15/2023, 3.15%, $896,000	**	899,015
***	BMW US	04/06/2022, 2.70%, $1,100,000	**	1,075,349
***	BMW VEH LEASE	07/20/2021, 3.26%, $423,000	**	425,422
***	BNK OF NOVA SCOTIA	03/07/2022, 2.70%, $800,000	**	789,348
***	BP CAPITAL MARKETS PLC	02/13/2020, 2.32%, $892,000	**	892,188
***	BP CAPITAL MARKETS PLC	01/15/2020, 2.52%, $550,000	**	552,606
***	CAN NATURAL RES	11/15/2021, 3.45%, $648,000	**	646,162
***	CANADIAN IMPERIAL BK OF COMM	06/16/2022, 2.55%, $750,000	**	731,072
***	CAPITAL ONE FINANCIAL CORP	01/30/2023, 3.20%, $1,500,000	**	1,479,732
***	CATERPILLAR FINL	01/10/2020, 2.10%, $400,000	**	400,041
***	CHEVRON PHIL	05/01/2020, 2.45%, $482,000	**	479,500
***	CHEVRON PHIL	05/01/2023, 3.30%, $573,000	**	569,911
***	CITIGROUP INC	08/02/2021, 2.35%, $1,000,000	**	981,148
***	CITIGROUP INC	01/10/2020, 2.45%, $500,000	**	501,750
***	CITIGROUP INC	04/25/2022, 2.75%, $750,000	**	730,946
***	CITIGROUP INC	01/24/2023, 3.14%, $404,000	**	402,348
***	CITIGROUP INC	06/10/2025, 4.40%, $785,000	**	770,583
***	CITIZENS BANK NA	05/13/2021, 2.55%, $1,000,000	**	981,442
***	CITIZENS BANK NA	05/26/2022, 2.65%, $250,000	**	243,516
***	CITIZENS FINCL	07/28/2021, 2.38%, $94,000	**	92,511
***	COMCAST CORP	10/15/2025, 3.95%, $541,000	**	552,757
***	COMCAST CORP	01/15/2022, 1.63%, $1,877,000	**	1,810,336
***	COMCAST CORP	04/15/2024, 3.70%, $1,000,000	**	1,014,873
***	COMMONWEALTH BK ASTL NY	03/12/2020, 2.30%, $1,050,000	**	1,046,205
***	COMPASS BANK	06/29/2022, 2.88%, $557,000	**	533,793
***	COMPASS BK BIRM	06/11/2021, 3.50%, $725,000	**	724,361
***	CONSOLIDATED EDISON	05/15/2021, 2.00%, $384,000	**	373,503
***	CREDIT SUISSE GROUP FUNDING GUERNSEY LTD	04/16/2021, 3.45%, $1,000,000	**	1,003,366
***	CREDIT SUISSE MTN	10/29/2021, 3.00%, $550,000	**	545,843
***	CVS HEALTH CORP	07/20/2020, 2.80%, $466,000	**	467,555
***	CVS HEALTH CORP	03/09/2021, 3.35%, $1,243,000	**	1,251,802
***	CVS HEALTH CORP	03/09/2023, 3.70%, $1,242,000	**	1,242,930

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	DAIMLER FIN	03/02/2020, 2.25%, $533,000	**	$529,758
***	DAIMLER FIN	02/12/2021, 2.30%, $1,000,000	**	984,494
***	DAIMLER FIN	01/06/2022, 2.85%, $619,000	**	613,169
***	DAIMLER FIN	05/18/2020, 2.45%, $1,050,000	**	1,040,439
***	DANAHER CORP	09/15/2020, 2.40%, $184,000	**	183,581
***	DIAMOND FN	06/15/2023, 5.45%, $1,224,000	**	1,248,486
***	DIGITAL REALTY	02/01/2023, 2.75%, $383,000	**	370,285
***	DISCOVER BANK	06/04/2020, 3.10%, $559,000	**	556,388
***	DISCOVER BANK	02/06/2023, 3.35%, $280,000	**	276,303
***	DISNEY (WALT)MTN	12/01/2022, 2.35%, $379,000	**	368,810
***	DOMINION RESOURCE INC	08/15/2021, 2.00%, $303,000	**	293,419
***	DUKE ENERGY	09/01/2021, 1.80%, $297,000	**	286,045
***	DUKE ENERGY CORP	03/15/2023, 3.05%, $805,000	**	805,140
***	ENTERPRISE PRODS OPER LLC	04/15/2021, 2.85%, $412,000	**	410,353
***	EVERSOURCE ENERGY	03/15/2021, 2.50%, $626,000	**	619,835
***	EXELON CORP	06/15/2020, 2.85%, $558,000	**	554,200
***	EXELON CORP	06/01/2022, 3.51%, $462,000	**	452,789
***	EXPRESS SCRIPTS	11/15/2021, 4.75%, $398,000	**	411,791
***	EXPRESS SCRIPTS HLD	11/30/2020, 2.60%, $224,000	**	220,954
***	EXXON MOBIL CORP	03/01/2021, 2.22%, $1,020,000	**	1,012,834
***	EXXON MOBIL CORP	03/01/2023, 2.73%, $799,000	**	792,937
***	FIFTH THIRD BAN	07/27/2020, 2.88%, $500,000	**	503,053
***	FORTIVE CORP	06/15/2021, 2.35%, $374,000	**	365,051
***	FORD MTR CR CO 2.68% 01/20	01/09/2020, 2.68%, $821,000	**	817,829
***	FORD MTR CR CO 4.14% 02/23	02/15/2023, 4.14%, $1,000,000	**	966,097
***	FORD MTR CR LLC 3.34% 03/22	03/28/2022, 3.34%, $448,000	**	426,718
***	GENERAL ELECTRIC CO	03/11/2024, 3.38%, $986,000	**	931,139
***	GENERAL MILLS INC	04/16/2021, 3.20%, $184,000	**	184,258
***	GENERAL MTR FIN	06/19/2023, 4.15%, $1,066,000	**	1,040,087
***	GENERAL MTRS FIN	04/13/2020, 2.65%, $740,000	**	732,711
***	GENERAL MTRS FIN	04/09/2021, 3.55%, $613,000	**	609,448
***	GOLDMAN SAC BK	06/05/2020, 3.20%, $467,000	**	467,164
***	GOLDMAN SACHS GROUP INC	09/15/2020, 2.75%, $901,000	**	898,821
***	GOLDMAN SACHS GROUP INC	10/31/2022, 2.88%, $536,000	**	523,157
***	GOLDMAN SACHS GROUP INC	02/23/2023, 3.20%, $1,000,000	**	981,286
***	GSINC	07/27/2021, 5.25%, $387,000	**	410,417
***	HALFMOON PARENT INC	09/17/2021, 3.40%, $848,000	**	854,364
***	HALFMOON PARENT INC	07/15/2023, 3.75%, $433,000	**	436,222
***	HSBC HOLDINGS PLC	03/13/2023, 3.26%, $1,040,000	**	1,027,935
***	HSBC HOLDINGS PLC	05/18/2024, 3.95%, $750,000	**	749,444
***	HUNTINGTON BANCSHARES INC	01/14/2022, 2.30%, $800,000	**	780,910

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	HUNTINGTON NATL BK	08/07/2022, 2.50%, $750,000	**	$732,038
***	HUNTINGTON NATL BK	05/14/2021, 3.25%, $1,000,000	**	1,001,719
***	HYUNDAI CAP	03/19/2020, 2.60%, $530,000	**	527,076
***	INGERSOLL-RND LX	05/01/2020, 2.63%, $150,000	**	149,167
***	INTERCONTINENTAL EXCHANGE INC	12/01/2020, 2.75%, $676,000	**	673,182
***	INTERCONTINENTAL EXCHANGE INC	09/21/2023, 3.45%, $591,000	**	601,074
***	ITC HLDGS CORP	11/15/2022, 2.70%, $638,000	**	618,844
***	JAPAN BANK INTL	07/21/2021, 1.50%, $982,000	**	957,049
***	JPMORGAN CHASE & CO	01/23/2020, 2.25%, $800,000	**	799,843
***	JPMORGAN CHASE & CO	10/29/2020, 2.55%, $500,000	**	496,542
***	JPMORGAN CHASE & CO	06/23/2020, 2.75%, $1,580,000	**	1,571,665
***	JPMORGAN CHASE & CO	06/18/2022, 3.51%, $1,000,000	**	1,003,493
***	JPMORGAN CHASE & CO	04/23/2024, 3.56%, $1,000,000	**	999,101
***	JPMORGAN CHASE & CO	12/05/2024, 4.02%, $1,200,000	**	1,213,628
***	KEYBANK NATL	03/16/2020, 2.25%, $286,000	**	284,802
***	LOCKHEED MARTIN CORP	11/23/2020, 2.50%, $692,000	**	686,103
***	MANUFACT &TRADE	05/18/2022, 2.50%, $520,000	**	506,654
***	MANUFCTRS & TRDR	02/06/2020, 2.10%, $800,000	**	798,083
***	MARSH & MCLENN	03/06/2020, 2.35%, $750,000	**	748,888
***	MARSH & MCLENNAN	01/30/2022, 2.75%, $576,000	**	571,178
***	MASSMUTUAL	11/23/2020, 2.45%, $1,000,000	**	988,968
***	MASSMUTUL GLBL	04/13/2022, 2.50%, $1,000,000	**	981,681
***	MCDONALDS CORP	12/09/2020, 2.75%, $101,000	**	100,448
***	MCDONALDS MTN	01/15/2022, 2.63%, $525,000	**	519,724
***	MET LIFE GLBL FDG	04/14/2020, 2.00%, $1,020,000	**	1,009,705
***	MET LIFE GLOB	04/08/2022, 2.65%, $1,000,000	**	980,623
***	MITSUBISHI UFJ FIN GRP INC	03/01/2021, 2.95%, $575,000	**	574,858
***	MITSUBISHI UFJ FIN GRP INC	02/22/2022, 3.00%, $528,000	**	526,256
***	MITSUBISHI UFJ FIN GRP INC	03/02/2023, 3.46%, $750,000	**	753,918
***	MIZUHO FINL	09/13/2021, 2.27%, $550,000	**	536,261
***	MIZUHO FINL	04/12/2021, 2.63%, $510,000	**	503,255
***	MIZUHO FINL GROUP	02/28/2022, 2.95%, $500,000	**	495,206
***	MORGAN STANLEY	04/21/2021, 2.50%, $1,000,000	**	984,745
***	MORGAN STANLEY	01/27/2020, 2.65%, $850,000	**	853,160
***	MORGAN STANLEY	05/19/2022, 2.75%, $750,000	**	732,032
***	MORGAN STANLEY	01/23/2023, 3.13%, $1,000,000	**	989,887
***	MORGAN STANLEY	04/24/2024, 3.74%, $1,000,000	**	999,316
***	NEW YORK LIFE	02/11/2020, 1.95%, $1,340,000	**	1,334,820
***	PHILIP MORRIS INTL INC	02/25/2021, 1.88%, $1,612,000	**	1,576,870
***	PNC BANK NA	04/29/2021, 2.15%, $500,000	**	488,978
***	PNC BANK NA	12/09/2021, 2.55%, $500,000	**	488,551

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	PRICOA GLBL	09/21/2022, 2.45%, $772,000	**	$751,327
***	PRINCIPAL FDGII	04/08/2020, 2.20%, $1,060,000	**	1,053,118
***	PROTECTIVE LF	09/25/2020, 2.16%, $500,000	**	493,871
***	PROTECTVE LFE	08/22/2022, 2.62%, $1,000,000	**	981,323
***	PUBLIC SERVICE ELE	11/15/2022, 2.65%, $696,000	**	671,996
***	PUBLIC SVC ENT	11/15/2021, 2.00%, $355,000	**	341,800
***	REGIONS FINL CORP	02/08/2021, 3.20%, $750,000	**	754,711
***	REGIONS FINL CORP NEW	08/14/2022, 2.75%, $955,000	**	931,312
***	REYNOLDS AMERICAN	06/12/2020, 3.25%, $662,000	**	658,970
***	REYNOLDS AMERICAN	06/12/2022, 4.00%, $357,000	**	353,889
***	ROPER TECHNOLOGIES INC	12/15/2021, 2.80%, $786,000	**	770,970
***	ROPER TECHNOLOGIES INC	12/15/2020, 3.00%, $1,000,000	**	994,634
***	ROPER TECHNOLOGIES INC	09/15/2023, 3.65%, $640,000	**	648,404
***	ROYAL BANK OF CANADA	10/05/2023, 3.70%, $1,000,000	**	1,012,784
***	ROYAL BK CAN GL	10/30/2020, 2.35%, $700,000	**	694,140
***	ROYAL BK CDA	04/30/2021, 3.20%, $1,000,000	**	1,005,282
***	ROYAL BK SCO	06/25/2024, 4.52%, $1,218,000	**	1,195,984
***	SEMPRA ENERGY	03/15/2020, 2.40%, $614,000	**	609,638
***	SEMPRA ENERGY	11/15/2020, 2.85%, $408,000	**	404,065
***	SEMPRA ENERGY	02/01/2023, 2.90%, $183,000	**	180,022
***	SHELL INTL	11/10/2020, 2.25%, $750,000	**	743,306
***	SHELL INTL FIN BV	05/11/2020, 2.13%, $793,000	**	787,184
***	SHIRE ACQ INV IRELAND DA	09/23/2021, 2.40%, $1,250,000	**	1,216,844
***	SIMON PROP GRP	01/30/2022, 2.35%, $213,000	**	208,950
***	SIMON PROPERTY GROUP LP	06/01/2023, 2.75%, $840,000	**	815,871
***	SOUTHERN COMPANY	07/01/2021, 2.35%, $1,040,000	**	1,023,307
***	SOUTHERN PWR CO	06/01/2020, 2.38%, $373,000	**	368,571
***	SSM HEALTH CARE	06/01/2023, 3.69%, $561,000	**	567,837
***	STARBUCKS CORP	08/15/2025, 3.80%, $470,000	**	471,998
***	SUMITOMO BKG	01/16/2020, 2.45%, $500,000	**	501,581
***	SUMITOMO MITSUI	03/09/2021, 2.93%, $663,000	**	662,050
***	SUNTRUST BAN	08/02/2022, 3.50%, $786,000	**	795,468
***	SUNTRUST BANKS INC	03/03/2021, 2.90%, $765,000	**	765,628
***	TIME WARNER INC	03/29/2021, 4.75%, $468,000	**	485,472
***	TJX COS INC	06/15/2021, 2.75%, $521,000	**	517,232
***	TORONTO DOM BANK	04/07/2021, 2.13%, $1,030,000	**	1,012,968
***	TOTAL CAP INTL	06/19/2021, 2.75%, $550,000	**	547,339
***	TOYOTA MOTOR CORP	01/11/2022, 2.60%, $500,000	**	498,888
***	TRANSCANADA PIP	08/01/2022, 2.50%, $987,000	**	957,457
***	UBS AG LON	12/01/2020, 2.45%, $500,000	**	491,677
***	UNITED HEALTH GROUP INC	07/15/2020, 2.70%, $421,000	**	424,669

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	UNITED TECHNOLOGIES CORP	08/16/2021, 3.35%, $289,000	**	$291,837
***	UNITEDHEALTH GROUP INC	03/15/2021, 2.13%, $750,000	**	739,002
***	USAA CAPITAL CORP	06/01/2021, 2.00%, $750,000	**	730,217
***	VERIZON COMMUNICATIONS INC	08/15/2021, 1.75%, $658,000	**	639,720
***	VERIZON COMMUNICATIONS INC	02/21/2020, 2.63%, $514,000	**	516,886
***	VERIZON COMMUNICATIONS INC	03/15/2022, 2.95%, $490,000	**	488,081
***	VERIZON COMMUNICATIONS INC	11/01/2021, 3.00%, $500,000	**	499,969
***	VOLKSWAGEN GROUP AMER FIN LLC	05/22/2020, 2.40%, $529,000	**	522,075
***	WASHINGTON PG	04/01/2020, 3.85%, $530,000	**	527,097
***	WELLS FA	07/23/2021, 3.33%, $1,000,000	**	1,013,593
***	WELLS FARGO & CO MTN	07/22/2020, 2.60%, $1,000,000	**	1,001,628
***	WELLS FARGO	01/22/2021, 3.00%, $1,040,000	**	1,049,102
***	WELLS FARGO BK	08/14/2023, 3.55%, $1,000,000	**	1,009,836
***	WELLTOWER INC	09/01/2023, 3.95%, $413,000	**	420,121
***	WESTPAC BANKING	01/11/2022, 2.80%, $500,000	**	497,192
***	WISCONSIN ENERGY	06/15/2020, 2.45%, $301,000	**	297,732
***	XCEL ENERGY INC	03/15/2021, 2.40%, $283,000	**	280,663
***	ZOETIS INC	11/13/2020, 3.45%, $145,000	**	146,040

	Total corporate bonds			146,535,803

	Residential mortgage-backed bonds
***	FHLG 5.50% 03/34 #G01665	03/01/2034, 5.50%, $76,692	**	82,522
***	FHLG 5.50% 05/34 #Z40042	05/01/2034, 5.50%, $574,794	**	617,546
***	FHLG 15YR 3.50% 10/26 #G14450	10/01/2026, 3.50%, $1,293,117	**	1,316,446
***	FHLG 15YR 4.00% 04/26 #E02867	04/01/2026, 4.00%, $78,685	**	80,891
***	FHLG 15YR 4.00% 09/25 #E02787	09/01/2025, 4.00%, $133,635	**	137,188
***	FHLG 15YR 5.00% 04/20 #G13598	04/01/2020, 5.00%, $2,853	**	2,883
***	FHLG 15YR 2.50% 06/23#G14775	06/01/2023, 2.50%, $116,852	**	116,390
***	FHLG 15YR 2.50% 09/22#J20415	09/01/2022, 2.50%, $46,582	**	46,457
***	FHLG 15YR 2.50% 10/31#G16387	10/01/2031, 2.50%, $1,101,789	**	1,087,134
***	FHLG 15YR 3.00% 05/29#J29409	05/01/2029, 3.00%, $1,475,579	**	1,481,638
***	FHLG 15YR 3.50% 08/26#G15273	08/01/2026, 3.50%, $647,382	**	659,062
***	FHLG 20YR 3.00% 11/33#G30872	11/01/2033, 3.00%, $986,836	**	990,812
***	FHLG 20YR 3.50% 07/32#G31067	07/01/2032, 3.50%, $536,814	**	546,332
***	FHLG 20YR 3.50% 06/32#C91456	06/01/2032, 3.50%, $898,908	**	914,846
***	FHLG 20YR 6.00% 09/22 #C90580	09/01/2022, 6.00%, $14,854	**	16,099
***	FHLG 25YR 5.50% 07/35 #G05815	07/01/2035, 5.50%, $52,355	**	56,298
***	FHMS 2013-K025 A2 2.68% 10/22	10/25/2022, 2.68%, $241,000	**	239,755
***	FHMS 2017-K727 A1 2.63% 10/23	10/25/2023, 2.63%, $235,043	**	233,812
***	FHMS 2018-K079 A1 3.73% 02/28	02/25/2028, 3.73%, $314,054	**	324,785
***	FHMS K035 A2 3.46% 08/23	08/25/2023, 3.46%, $1,143,000	**	1,169,253

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Residential mortgage-backed bonds (continued)
***	FHMS K724 A1 2.78% 03/23	03/25/2023, 2.78%, $333,630	**	$332,736
***	FHR 2012-4135 AB 1.75% 06/42	06/15/2042, 1.75%, $93,532	**	89,833
***	FHR 2018-4765 QA 3.00% 02/46	02/15/2046, 3.00%, $2,153,696	**	2,147,403
***	FHR 2018-4766 MA 3.50% 02/46	02/15/2046, 3.50%, $2,022,047	**	2,059,967
***	FHR 4847 CA 3.50% 11/45	11/15/2045, 3.50%, $1,355,154	**	1,376,665
***	FNMA 6.50% 07/32 #545759	07/01/2032, 6.50%, $19,939	**	22,381
***	FNMA 6.50% 07/32 #545762	07/01/2032, 6.50%, $7,672	**	8,610
***	FNMA 6.50% 07/35 #745092	07/01/2035, 6.50%, $8,691	**	9,800
***	FNMA 6.50% 08/36 #888034	08/01/2036, 6.50%, $13,984	**	15,682
***	FNMA 6.50% 12/32 #735415	12/01/2032, 6.50%, $7,933	**	8,904
***	FNMA 10YR 2.50% 05/23 #MA1431	05/01/2023, 2.50%, $172,056	**	171,468
***	FNMA 10YR 2.50% 10/22#AB6544	10/01/2022, 2.50%, $75,450	**	75,194
***	FNMA 10YR 2.50% 10/22#AB6730	10/01/2022, 2.50%, $66,121	**	65,896
***	FNMA 15YR 3.50% 01/26 #AL1168	01/01/2026, 3.50%, $109,340	**	111,268
***	FNMA 15YR 3.50% 03/27 #AL1746	03/01/2027, 3.50%, $533,328	**	543,350
***	FNMA 15YR 3.50% 05/27 #AL1741	05/01/2027, 3.50%, $325,960	**	332,198
***	FNMA 15YR 3.50% 05/27 #AL1751	05/01/2027, 3.50%, $118,402	**	120,668
***	FNMA 15YR 3.00% 07/30#AL8853	07/01/2030, 3.00%, $2,321,247	**	2,334,586
***	FNMA 15YR 4.50% 11/25#AL8242	11/01/2025, 4.50%, $288,167	**	298,103
***	FNMA 5.50% 11/34 #310105	11/01/2034, 5.50%, $415,295	**	447,293
***	FNMA 6.50% 12/35 #AD0723	12/01/2035, 6.50%, $79,199	**	88,895
***	FNMA 6.50% 08/36 #888544	08/01/2036, 6.50%, $62,741	**	70,549
***	FNMA 6.50% 08/36 #AE0746	08/01/2036, 6.50%, $52,648	**	59,176
***	FNR 2012-149 DA 1.75% 01/43	01/25/2043, 1.75%, $123,846	**	118,905
***	FNR 2018-11 LA 3.50% 07/45	07/25/2045, 3.50%, $1,289,582	**	1,312,403
***	FNR 2018-16 NB 3.25% 12/44	12/25/2044, 3.25%, $1,004,954	**	1,013,576
***	FNR 2018-3 LP 3.00% 02/47	02/25/2047, 3.00%, $2,883,616	**	2,871,349
***	FNR 2018-44 PA 3.50% 06/44	06/25/2044, 3.50%, $6,422,861	**	6,491,068
***	FNR 2018-88 BA 4.00% 11/43	11/25/2043, 4.00%, $1,912,046	**	1,970,108

	Total residential mortgage-backed bonds			34,688,182

	State and Political Subdivisions Bonds
***	NYC TFA (PIT) 2.05% 08/23	08/01/2023, 2.05%, $280,000	**	270,055
***	NYC TFA (PIT) 2.85% 02/24	02/01/2024, 2.85%, $255,000	**	252,760
***	NYS UDC 2.67% 03/23	03/15/2023, 2.67%, $645,000	**	642,486
***	NYS UDC 2.70% 03/23	03/15/2023, 2.70%, $1,110,000	**	1,107,081
***	QUEBEC PROVINCE 2.38% 01/22	01/31/2022, 2.38%, $1,000,000	**	997,712

	Total State and Political Subdivisions Bonds			3,270,094

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	US Treasury, government and agency bonds
***	FNMA	01/01/2027, 3.50%, $221,603	**	$225,844
***	FNMA	07/01/2026, 3.50%, $48,382	**	49,263
***	FNMA	09/01/2029, 3.50%, $497,727	**	507,097
***	FNMA	10/01/2029, 3.50%, $206,364	**	210,249
***	FNMA	08/01/2027, 4.00%, $1,221,379	**	1,254,061
***	FNMA	01/01/2033, 2.50%, $272,304	**	267,251
***	FNMA	01/01/2033, 2.50%, $305,425	**	299,757
***	FNMA	01/01/2033, 2.50%, $183,573	**	180,167
***	FNMA	01/01/2033, 2.50%, $216,041	**	212,032
***	FNMA	07/01/2032, 3.50%, $1,516,124	**	1,543,951
***	UST NOTE	03/31/2022, 1.88%, $11,500,000	**	11,339,536
***	USTN	02/28/2021, 1.13%, $22,551,000	**	21,981,900
***	USTN	08/31/2022, 1.63%, $8,370,000	**	8,165,588
***	USTN	11/30/2021, 1.75%, $39,585,000	**	38,845,762
***	USTN	12/31/2020, 1.75%, $4,000,000	**	3,942,518
***	USTN	07/31/2022, 1.88%, $11,238,000	**	11,093,152
***	USTN	12/31/2022, 2.13%, $2,127,000	**	2,097,343
***	USTN	06/30/2023, 2.63%, $5,500,000	**	5,528,938

	Total US Treasury, government and agency bonds			107,744,409

	Common stock - finance
*	AXA ADR FUND	2,460,915 Shares		47,821,621

	Growth mutual funds
*	EQ Advisors Trust	EQ GAMCO Small Company Value		71,411,294
*	EQ Advisors Trust	MFS international growth cit		25,440,563
	Hood River small cap growth	HoodRiver Small Cap Growth		55,696,191

	Total growth mutual funds			152,548,048

	Index mutual funds
*	State Street Bank and Trust Company	Intertnl Index Non Lend Cl A	**	75,932,277
*	State Street Bank and Trust Company	Russel SM/MID Cap Idx Nl Cl A	**	40,087,889
*	State Street Bank and Trust Company	S&P 500 Index Non Lending Cl A	**	225,939,462
*	State Street Bank and Trust Company	Tuckerm Glb Liq Rl Est Nl Cl A	**	57,229,730
*	State Street Bank and Trust Company	US Bond Index Non Lending Cl A	**	68,776,165
*	State Street Bank and Trust Company	US Infl Prot BD Idx Nl Cl A	**	42,139,266
*	State Street Bank and Trust Company	US ST Govt Crd Bd Idx Nl Cl A	**	16,504,911

	Total Index mutual funds			526,609,700

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Fixed income mutual funds
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	$15,517,484
***	State Street Global Advisors	SSgA U.S. Government Short Term Investment Fund Class A	**	2,892,098

	Total fixed income mutual funds			18,409,582

	Other mutual funds
*,1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	59,554,811

	Collective Trusts
	BlackRock MSCI	BlackRock MSCI	**	56,981,317
	BlackRock Russe	BlackRock Russe	**	108,757,712
	BlackRock U.S.	BlackRock U.S.	**	3,257,316
	BlkRck Eq Index	BlkRck Equity Index Fund	**	305,371,674
*	MFS Heritage Trust	EQ/MFS International Growth	**	33,640,230
	MW Total Return	MW Total Return	**	37,574,583
*	State Street Bank and Trust Company	AB US YIELD COLL INV TRST	**	33,884,507

	Total Collective Trusts			579,467,339

	Self Directed Brokerage Account (SDBA)
*	Self Directed Brokerage Account		**	32,875,436

	Short-term investments
***	AMERICAN INTERNATIONAL GRP INC 2.30% 07/19	07/16/2019, 2.30%, $1,264,000	**	1,272,046
***	AMGEN INC 2.20% 05/19	05/22/2019, 2.20%, $450,000	**	449,337
***	AUSTRALIA & NZ BKG GRP NY MTN 2.25% 06/19	06/13/2019, 2.25%, $830,000	**	828,116
***	BARCLAYS PLC (UNGTD) 2.75% 11/19	11/08/2019, 2.75%, $466,000	**	464,496
***	BNP PARIBAS / BNP PARIBAS US MEDIUM TERM NT PROGRA 2.45% 03/19	03/17/2019, 2.45%, $565,000	**	568,345
***	BPCE SA 2.50% 7/19	07/15/2019, 2.50%, $550,000	**	554,229
***	BRITISH TELECOM PLC 2.35% 02/19	02/14/2019, 2.35%, $679,000	**	684,164
*	Interest bearing cash held in Clearing Account		**	6,065,690
***	CITIGROUP INC 2.50% 07/19	07/29/2019, 2.50%, $550,000	**	553,934
***	CITIZENS BK MTN 2.45% 12/19	12/04/2019, 2.45%, $1,500,000	**	1,492,144
***	COMMONWEALTH BK NY 2.30% 09/19	09/06/2019, 2.30%, $550,000	**	551,333
***	CREDIT SUISSE MTN BE 2.30% 05/19	05/28/2019, 2.30%, $1,110,000	**	1,109,058
***	DAIMLER FIN NA 2.25% 09/19 144A	09/03/2019, 2.25%, $1,100,000	**	1,101,096
***	DEUTSCHE BANK AG 2.50% 2/19	02/13/2019, 2.50%, $1,510,000	**	1,521,602
***	DEUTSCHE BANK AG 2.85% 5/19	05/10/2019, 2.85%, $1,300,000	**	1,297,439

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Short-term investments (Continued)
***	DIAMOND 1 FI 3.48% 6/19 144A	06/01/2019, 3.48%, $1,040,000	**	$1,039,946
***	ENTERPRISE PRODS OPER LLC 2.55% 10/19	10/15/2019, 2.55%, $113,000	**	113,011
***	ERP OPERATING LP 2.38% 07/19	07/01/2019, 2.38%, $363,000	**	366,193
***	FHLG 15YR 5.50% 03/19 #E01604	03/01/2019, 5.50%, $381	**	383
***	FIFTH THIRD BAN 2.38% 04/19	04/25/2019, 2.38%, $862,000	**	863,976
***	HSBC USA INC 2.25% 06/19	06/23/2019, 2.25%, $835,000	**	832,084
***	KEY BANK NA 2.50% 12/19	12/15/2019, 2.50%, $429,000	**	426,850
***	KINDER MORGAN EN 2.65 02/19	02/01/2019, 2.65%, $261,000	**	263,743
***	KINDER MORGAN IC 3.05% 12/19	12/01/2019, 3.05%, $390,000	**	388,749
***	MASSMUTUAL GLB 2.35% 04/19 144A	04/09/2019, 2.35%, $1,120,000	**	1,124,787
***	MITSUBISHI 2.45% 10/19 144A	10/16/2019, 2.45%, $550,000	**	549,679
***	MIZUHO BNK LTD 2.65% 09/19 144A	09/25/2019, 2.65%, $550,000	**	551,962
***	MORGAN STANLEY 2.38% 07/19	07/23/2019, 2.38%, $1,050,000	**	1,056,395
***	MORGAN STANLEY 2.50% 01/19	01/24/2019, 2.50%, $2,575,000	**	2,602,024
***	PNC BANK NA 2.40% 10/19	10/18/2019, 2.40%, $550,000	**	549,435
***	PRINCIPAL FDG 2.38% 09/19 144A	09/11/2019, 2.38%, $1,000,000	**	1,000,824
***	SYNCHRONY FINANCIAL 3.00% 08/19	08/15/2019, 3.00%, $196,000	**	196,930
***	TRANSCANADA 2.13% 11/19	11/15/2019, 2.13%, $1,020,000	**	1,013,061
***	UBS AG STAM 2.38% 8/19	08/14/2019, 2.38%, $830,000	**	834,149
***	WELLPOINT INC 2.25% 08/19	08/15/2019, 2.25%, $550,000	**	551,734
***	WESTPAC BANKING 1.60% 08/19	08/19/2019, 1.60%, $1,000,000	**	996,985
***	XEROX CORP 2.75% 03/19	03/15/2019, 2.75%, $696,000	**	698,156

	Total Short- term investments			34,534,085

	Subtotal: Investments at fair value			1,880,999,467

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			5,040,657

	Subtotal			1,886,040,124

	Notes receivable from participants
	Notes receivable from participants	4.25% to 7.75% (2019 -2033)	**	22,436,798

	Total			$1,908,476,922

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 27, 2019	By:	/s/ Barbara Lenkiewicz

BARBARA LENKIEWICZ

Chairperson of The Administrative Committee of Benefit
Plans of AXA Equitable Life Insurance Company (Plan
Fiduciary) and Managing Director of AXA Equitable Life
Insurance Company (Plan Sponsor)

Dated: June 27, 2019	By:	/s/ Glen Gardner

GLEN GARDNER

Chairperson of The Defined Contribution Plans Investment
Committee of AXA Equitable Life Insurance Company (Plan
Fiduciary) and Managing Director of AXA Equitable Life
Insurance Company (Plan Sponsor)